EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARE

(In thousands, except per share amounts)

	For the Three Months Ended
	March 31, 2006	March 31, 2005
	(Unaudited)
BASIC
Net income	$30,170	$6,507

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	388,766	416,096

Net Income Per Common Share — Basic:
Net income per common share	$0.08	$0.02

DILUTED
Net income	$30,170	$6,507

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	388,766	416,096
Weighted average common equivalent shares arising from:
Dilutive stock options	2,521	5,009

Weighted average number of common and common equivalent shares	391,287	421,105

Net Income Per Common Share — Diluted:
Net income per common share	$0.08	$0.02